Exhibit 4.25

*	CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. REDACTED PORTIONS OF THIS EXHIBIT ARE MARKED BY AN *.

LICENSING AND SUPPLY AGREEMENT

THIS AGREEMENT (“Agreement’) is made the 1st day of October 2002

BETWEEN:

(1)	KS Biomedix Limited, a company incorporated in England (Registered No. 03006674) whose registered office is at 42-46 High Street, Esher, Surrey, KT10 9QY (‘KSB’); and

(2)	KS Avicenna Inc, a company incorporated under the laws of the province of Alberta, Canada (Corporate Access Number 209762855), whose principal office is at Edmonton Research Park, 1938 – 94 Street, Edmonton, Alberta, Canada T6N 1J3 (‘KSA’) and

(3)	Ranbaxy Laboratories Limited, a company incorporated under the laws of India whose Registered Office is at SAS Nagar, Distt. Ropar, Mohali, Punjab, India and Corporate office at 19 Nehru Place, New Delhi – 110 019, India (‘RANBAXY’).

WHEREAS

A.	KSB and KSA (together referred to as the “KSB Group”) are both subsidiary undertakings of KS Biomedix Holdings plc a company incorporated in England and whose shares are quoted on the London Stock Exchange.

B.	KSB, is currently developing clinical data for a pharmaceutical product required for obtaining marketing authorisations for such product in certain territories.

C.	KSA owns a manufacturing facility and possesses Know-how and assets to enable it to manufacture the Product.

D.	The KSB Group is holding license on an exclusive basis in respect of all the Intellectual Property associated with the Product, owns all of the know-how and assets required to make the product and has the right to sub-license the Product to third parties.

E.	RANBAXY is a pharmaceutical company engaged in the marketing and distribution of pharmaceutical products and is desirous to obtain a licence on an exclusive basis from KSA and KSB to source, market, sell and distribute the Product in the Territory.

F.	Upon RANBAXY being granted a Marketing Authorisation to market and sell the Product in the Territory, RANBAXY desires KSA to supply the Product to RANBAXY and KSA has agreed to supply the Product to RANBAXY, on the terms and subject to the conditions of this Agreement.

NOW IT IS HEREBY AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	The following words and expressions shall have the following meanings when used in this Agreement:

“Additional Territories”	means the countries of China Pakistan, Bangladesh, Sri Lanka, Myanmar, Thailand, Vietnam, Cambodia, Laos, Malaysia, Indonesia, Philipines, Singapore and Nepal,

“Affiliate”	means in relation to either party any Person that directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with that party. A Person shall be regarded as in control of another Person if it owns directly or indirectly more than 50% (fifty per cent) of the voting stock or other ownership or income interest of the other Person or if it directly or indirectly possesses the power to direct or cause the direction of the management and policies of any other person by any means whatsoever.

“Business Day”	means any day on which clearing banks within both the UK and India are open for business.

“Clinical Data”	means all data, information or results generated in the performance of any clinical studies, nonclinical studies (including pharmacological and toxicological studies) or chemistry, manufacturing, control and analytical studies in respect of the Product and results thereof, stability data, government licences and applications therefor and related materials developed, or otherwise obtained by KSB or RANBAXY during the Term of application to or use in connection with the Product in the Territory.

“Dossier”	means the dossier of Clinical Data and other information filed with the appropriate regulatory authorities by KSB in connection with obtaining approval for the marketing of the Product in the USA and / or EU.

“Firm Order”	shall be defined in Clause 8.

“Good Manufacturing Practice”	means the Basic Standard of Good Manufacturing Practice for Pharmaceutical Products (including supplemental recommendations) adopted by the Pharmaceutical Inspection Convention (PIC) and issued by the EFTA Secretariat, Geneva and the rules and regulations promulgated by the United States Food and Drug Administration and applicable laws relating to the manufacture of pharmaceutical products for sale in the United States of America current from time to time during the Term.

“Indications”	means the treatment of malignant and newly diagnosed brain tumours, high grade gliomas, (including secondaries derived from the primaries in the brain), including paediatric use.

“Initial Term”	means which ever shall be the later of

(a) the Patent Expiry Date; and/ or

(b) a period of 10 years from date of Launch,

“Intellectual Property”	means all Patents, claims in Patents, trade marks and trade names, service marks, registered designs, applications for any of the foregoing and the right to apply for any of the foregoing in any part of the world, copyright, design right, inventions, confidential information (including without limitation, Know-how) and any other similar right situated in any country in the world.

“Know-how”	means all information not in the public domain of whatsoever nature, including ideas, discoveries, inventions, data, formulae, techniques, procedures for experiments and tests, designs, sketches, records, biological materials and confidential analyses and interpretations of information which is in the public domain.

“KSB Clinical Data”	means all Clinical Data in the possession or control of KSB during the Term relating to the Product.

“KSB IP”	means the KSB Patents and all other Intellectual Property in the possession or control of the KSB Group relating to the Product (including KSB Clinical Data), reasonably required by RANBAXY in connection with the performance of its obligations under this Agreement.

“KSB Patents”	means any existing Patents and all Patent applications that may be filed by KSB, KSA or its licensors, which are based on or claim priority from any of such Patents or Patent applications or otherwise relate to the Product or any process of manufacture of the Product.

“Launch”	means delivery by Ranbaxy or its sub-licensees, affiliates or distributors of the first invoiced Product in the Territory after the grant of Marketing Authorisation.

“Marketing Authorisation”	means approval including any price approval issued by the Statutory Authority for marketing of the product in the Territory, as applicable at the time of launch and commercialisation of the Product.

“Net Sales”	means amounts invoiced in respect of sales of the Product in the Territory by RANBAXY or its Affiliates or distributors, to third parties in an arms length transaction, less the following items:

(a) sales taxes, excise taxes, duties and any other Governmental charges imposed on the sale of the product.

(b) normal and customary trade, quantity and cash discounts and rebates.

(c) allowances, chargebacks and credits to third parties on account of rejected damaged, outdated, returned withdrawn or recalled products.

(d) amounts due to third parties on account of rebate payments

(e) actual costs and expenses incurred by RANBAXY for transport, freight, insurance, handling and distribution transportation charges and insurance through the whole distribution pipeline.

Provided that if the Product is sold other than on arms length terms the amount deemed invoiced shall be the price which would have been charged had the supply been for monetary consideration, taking into account items (a) to (e) above.

“New Indications”	means any indication identified by KSB in which the Product may be used in addition to the Indications (including metastatic brain cancers ).

“Patent Expiry Date”	means the date of expiry of the last to expire of any KSB Patents.

“Patents”	means all patents or letters patent, claims in any patent and applications for the same and the right to apply for the same in any part of the world including, without limitation, all reissues, extensions, substitutions, confirmations, registrations, revalidations, additions, continuations in part and divisions thereof and any Supplementary Protection Certificates.

“Person”	means an individual, firm, trust partnership, joint venture, association, company, unincorporated organisation, governmental body or authority (in any form) or any other entity.

“Product”	means a modified diphtheria toxin linked to human transferrin for use in the Indications.

“Product Specification”	means the specification for the Product, from time to time, as manufactured by KSA to be notified to RANBAXY by KSB Group.

“Quarter”	means each three calendar-month period in any Year of the Term ending on 31st March, 30th June, 30th September and 31st December in each Year and “Quarterly” has a corresponding meaning.

“Reasonable Commercial Efforts”	means, with respect to the efforts to be expended by any Person with respect to any objective, reasonable, diligent, good faith efforts to accomplish such objective as would normally be used by such Person to accomplish a similar objective under similar circumstances.

“Regulatory Authority”	means “Drug Controller General of India” for granting approval for the marketing of human pharmaceutical products.

“Serious Adverse Event”	means an undesirable experience occurring following administration of a Product, whether or not considered causally related to such Product, including the development of an undesirable medical condition or the deterioration of a preexisting medical condition, the exacerbation of any pre-existing condition(s) occurring during the use of such Product, or any other adverse experience or adverse drug experience or any other applicable definition contained in the applicable laws in the Territory.

“Term”	means the period from the date hereof until the expiry of the Initial Term, subject to extension by the agreement of the parties under clause 21.1 and subject always to early termination in accordance with clauses 21.2 and 21.3.

“Territory”	means India.

“Year”	means a period of twelve calendar months commencing on the date of Launch.

1.2	In this Agreement, unless the context requires otherwise:

1.2.1	references to “this Agreement” means this Agreement and any and all Schedules to it as may be varied from time to time in accordance with its provisions;

1.2.2	references to clauses and Schedules are to clauses of and Schedules to this Agreement;

1.2.3	references to the singular shall include the plural and vice versa;

1.2.4	headings are inserted for convenience only and shall not affect its construction;

1.2.5	the words “include” or “including” are to be construed without limitation to the generality of the preceding words; and

1.2.6	any reference to “writing” includes a reference to any communication effected by facsimile transmission, e-mail, or similar means.

2.	GRANT OF LICENSE

2.1	Each member of the KSB Group hereby grants to RANBAXY the sole and exclusive license under such KSB IP as is owned at the date of this agreement by each member of the KSB Group to market, distribute, offer for sale and/or sell the Product in the Territory only, either directly on its own and/or through an Affiliate and/or distributors. RANBAXY shall be entitled to carry out sale and distribution through third parties which shall also include any co-marketing arrangements for the Territory Provided that Ranbaxy shall notify KSB in writing of any such sales, distribution and co-marketing arrangements.

2.2	KSB grants to RANBAXY such rights in and to the KSB IP as may reasonably be required in connection with the application by RANBAXY for a Marketing Authorisation for the Product in the Territory and subsequently the maintenance of such Marketing Authorisation in the Territory for the maximum term thereof.

2.3	KSA grants to RANBAXY such rights in and to the manufacturing know-how related to the Product as may reasonably be required in order to perfect the rights granted to RANBAXY by KSB in Clause 2.2

2.4	KSB shall provide market support by sponsoring key opinion leaders at least 3 times in the Territory every year and shall provide the promotional material and other scientific literature at its sole cost provided that the total cost of such market support to be borne by KSB shall not exceed US$ * in each Year.

2.5	KSB shall make all reasonable endeavours to make full disclosure to RANBAXY of all matters pertaining to patent, product information and Clinical Data and shall not knowingly withhold any information that has a material adverse impact in the grant of Marketing Authorisation by the Authorities. KSB further agrees to use all reasonable endeavours to supply information available to it from its work towards gaining registration of the product in the USA and EU, in order to assist RANBAXY in meeting the demands of the regulatory authority relating to the submission of the application for grant of Marketing Authorisation and renewal thereof.

3.	MARKETING AUTHORISATION

3.1	KSB is engaged in the preparation of the dossier and shall deliver such parts of the dossier and updates of the same to RANBAXY within 21 days from the date of submission to the US FDA and/or EMEA.

3.2	The Marketing Authorisation application shall be filed in the name of RANBAXY and it is acknowledged that the Marketing Authorisation shall be held in the sole name of RANBAXY. KSB shall register itself with the regulatory authorities in the Territory as an entity being holder of product rights for manufacture and supply of products to RANBAXY under the terms of the present Agreement.

3.3	RANBAXY shall perform field trials on the Product and submit the field trial protocols and case reports as may be required to the Regulatory Authority for obtaining the Marketing Authorisation in the Territory and shall also supply copies to KSB. RANBAXY shall effect such amendment and/or translation to the Dossier as may be required in connection with the filing of the application for the Marketing Authorisation.

3.4	RANBAXY will bear all costs associated with obtaining and subsequently maintaining the Marketing Authorisation (including costs incurred in amending the Dossier under clause 3.2).

3.5	RANBAXY at its option shall conduct pre-clinical, clinical, or other studies and/or trials with respect to the Products after notifying KSB. RANBAXY shall furnish, free of charge to KSB, all clinical data arising in the conduct of such studies or trial. To plan, manage and oversee the work, RANBAXY and KSB shall organise a Steering Committee consisting of two members from RANBAXY and two members from KSB. The Steering Committee shall be headed by a member from the RANBAXY team. The Steering Committee shall hold meetings to review the Clinical Studies and other Trials and discuss the future activities with regard to the same or other issues as may arise from time to time. Reports shall be prepared by the Steering Committee on a quarterly basis, or such other frequency as the Steering Committee may from time to time determine detailing the progress of the Clinical Studies and other Trials, including successes, milestone achievements and recommendations for updates and modifications. The parties shall strive to make decision on a consensual basis. In the event that the Steering Committee is unable to reach a consensual decision on any issue, that issue shall be sent to the Chief Executive Officer of KSB and the Head of India business region of RANBAXY who shall use best endeavours to reach a resolution under Clause 24.1.

RANBAXY shall furnish, free of charge to KSB, all clinical data arising in the conduct of such studies or trial, however the ownership of such Clinical Data shall vest with RANBAXY.

4.	CONSIDERATION

4.1	In consideration of the grant of rights by KSB in the Product under clause 2, RANBAXY will pay to KSB:

4.1.1	The sum of (US$* US dollars) payable as an advance payment after RANBAXY has obtained the requisite permission from the Reserve Bank of India in the following installments;

(a)	(US$* US dollars) within ten (10) Business Days of the date of this Agreement; and

(b)	(US$ $* US dollars) within ten (10) Business Days of the date of grant of Marketing Authorisation. If such permission has not been obtained on time, RANBAXY shall make these payments as soon as it is obtained.

In the event that RANBAXY fails to obtain the requisite permission from the Reserve Bank of India within 90 days of the due date of payment to KSB of either of the instalments, the KSB Group shall have the right to terminate this Agreement.

4.2	The payments made under Clause 4.1.1 shall be offset at the rate of * against any sums paid under Clause 11 for the supply of Product and RANBAXY shall be entitled to withhold * of payment in this manner to KSB until the sum withheld equals US$* after which no further sums shall be withheld or offset.

4.3	KSB agrees that in the event due to non supply by KSB, RANBAXY is unable to launch its Products within 3 months of the launch date as specified in clause 8, RANBAXY shall be entitled to seek refund of payments paid to KSB under 4.1.1 (a) and 4.1.1 (b) subject to the provisions of clause 22.1.

4.4	KSB shall supply Product to Ranbaxy in accordance with clauses 7 (Supply of Product) and 11 (Pricing).

4.5	Without prejudice to KSB’s rights under Clause 21, if any payment for supply of Product under this Agreement is overdue, RANBAXY shall pay interest thereon at an annual rate (but with interest accruing on a daily basis) of two percent (2%) above the then-current LIBOR quarterly rate. Such interest shall run from the date upon which payment of such sum became due until payment thereof in full together with such interest by RANBAXY.

4.6	All sums due to KSB under this Agreement are, unless otherwise expressly stated, inclusive of any Value Added Tax, Canadian GST or equivalent sales tax which shall be payable (if applicable) on submission by KSB of valid tax invoices in respect thereof; and

4.7	RANBAXY shall make and KSB shall receive payments in accordance with double taxation treaty applicable between India and U.K., wherein RANBAXY shall make deduction of withholding taxes, charges and other duties that may be imposed in the Territory and KSB shall have the option of obtaining a credit therefor. The parties agree to use their best endeavours to co-operate in all respects necessary to take advantage of such double taxation agreements as may be available.

4.8	All sums payable under this Agreement shall be paid in US dollars by telegraphic transfer to such bank as KSB may designate for such purpose.

5.	OBLIGATIONS OF RANBAXY

5.1	RANBAXY undertakes to use all Reasonable Commercial Efforts:

5.1.1	to file an application for Marketing Authorisation with the Regulatory Authority in the Territory as soon as possible after complete submission of the Dossier to the US-FDA / European Union Authorities; and

5.1.2	to obtain the Marketing Authorisation at the earliest opportunity and for such purpose shall effect such amendment to the Dossier as may reasonably be required in connection with the Marketing Authorisation; and

5.1.3	to make the first Firm Order (as defined in Clause 8.3) and effect Launch of the Product as soon as reasonably practicable after grant of Marketing Authorisation and in any event within 90 days of date of grant of Marketing Authorisation and all other approvals required; and

after Launch, to use best endeavours to promote and maximise sales of Products throughout the Territory.

5.2	RANBAXY covenants and undertakes to KSB that the sale, marketing and distribution of the Product will be in compliance with all applicable laws and regulations from time to time in force in the Territory, including the terms of the Marketing Authorisation and shall indemnify each member of the KSB Group against any non-compliance in this regard.

6.	PACKAGING OF PRODUCT

6.1	RANBAXY shall make all necessary arrangements (including ordering of the Product pursuant to Clause 7.1 and the preparation of packaging and promotional materials subject to Clause 6.2) to effect Launch as required under Clause 5.1.

6.2	KSB shall provide RANBAXY with the Dossier the packaging specification and specimen design to be used by KSB for the Product outside the Territory. RANBAXY shall be solely responsible for amending and translating such packaging and labelling as may be required for the Product in the Territory and in connection with the Marketing Authorisation. RANBAXY shall notify KSB of the packaging specification required for the Product in the Territory (including any trade name or logo to be used on the Product) and shall supply to KSB such artwork and other design and details as may reasonably be required by KSB to enable it to supply Product complying with the RANBAXY packaging specification.

6.3	RANBAXY shall be solely liable for any failure of the packaging and labelling of the Product to comply with the Marketing Authorisation or with any applicable law or regulation in the Territory and shall indemnify each member of the KSB Group against any liability which it may incur in this regard.

6.4	RANBAXY shall be entitled to distribute, market and sell the Product using the trade mark designated by RANBAXY as required by the Marketing Authorisation or other applicable law or regulation in the Territory. RANBAXY warrants that this trade mark shall not infringe any third party’s rights and it shall indemnify each member of the KSB Group against any liability which they may incur in this regard. RANBAXY may require the name of Licensor and manufacturer to be displayed on the product pack and trade dress and other promotional materials as agreed between the parties through the Steering Committee.

7.	SUPPLY OF PRODUCT

7.1	KSB hereby agrees to supply and RANBAXY agrees to purchase the Product for sale, distribution and marketing only in the Territory on the terms and subject to the conditions of this Agreement.

7.2	KSB shall package and label the Product in accordance with Clause 6.2 and any written instructions of RANBAXY given with any Purchase Order for the Product.

7.3	RANBAXY shall have the right to inspect production of the Product by KSB, its Affiliates or subcontractors during the Term following reasonable notice and during business hours Provided that such inspections shall not exceed one per Quarter.

7.4	KSB agrees not to make any change to the manufacturing or testing processes for the Product set forth in the Marketing Authorisations without the prior written notice to RANBAXY and approval by RANBAXY, such approval not to be unreasonably withheld or delayed.

8.	ORDERING OF PRODUCT

8.1	(a) At the time of submissions of dossier by RANBAXY for Marketing Authorisation, RANBAXY shall provide to KSB the tentative sales projection for the 12 months period from the launch.

8.2	(b) Within 5 Business Days of the grant of Marketing Authorisation, RANBAXY shall provide KSB with a written forecast indicating quantities of Product required to be delivered by the KSB Group for each quarter during the twelve (12)-month period commencing on the first day of the third calendar month following the date of grant of the Marketing Authorisation. Furthermore, RANBAXY will update the forecast quarterly to provide a continuous 12 month forecast (a “Rolling 12-Month Forecast”).

8.3	The first three (3) months of any Rolling 12-Month Forecast shall be considered “Firm Orders,” against which RANBAXY is obliged to deliver written orders and KSB shall use Reasonable Commercial Efforts to accept and fulfil such written orders between a minimum of 90% and a maximum of 110% of the ordered quantity. KSB shall have an obligation to supply 80% of the Firm Orders placed by RANBAXY. The parties will discuss any inability to supply 80% of any order so as to explore other means to enable KSB to fulfil its obligation. However, RANBAXY shall have the final decision in this regard. Firm Orders shall specify Delivery Dates for the quantities of Product included therein, provided that each such Delivery Date shall allow KSB at least twelve (12) weeks lead time in which to fill such Firm Orders.

8.4	KSB agrees that any shortfall in supplies of any order shall automatically be added onto the successive purchase order, unless RANBAXY otherwise elects not to purchase the shortfall quantities. In any case, for the successive order, RANBAXY will not place any order greater than 125% of the original Firm Order.

8.5	In the eventuality of a change in the firm order, RANBAXY shall notify KSB in writing of the same. KSB shall make Reasonable Commercial Efforts to comply with the changed order.

8.6	In the event of any conflict between the terms of this Agreement and the terms of any Purchase Order or other document, the terms of this Agreement shall prevail unless otherwise agreed in writing.

9.	DELIVERY OF PRODUCT

9.1	The dates for delivery set forth in any Purchase Order shall not be less than 12 weeks from the date of such Purchase Order.

9.2	Upon delivery each batch of Product shall be accompanied by a Certificate of Analysis and such other documents as may reasonably be required by RANBAXY (as notified to KSB from time to time) to comply with the Marketing Authorisation.

9.3	Risk of loss of the Product shall pass to RANBAXY on delivery. Delivery shall be effected C&F (as defined in INCOTERMS 2000) to a designated port of destination within the Territory.

9.4	RANBAXY shall at all times store the Product under appropriate physical conditions as shall be notified by KSB to RANBAXY from time to time, and RANBAXY shall sell the Product in correct rotation according to the date of delivery of Product to RANBAXY and prior to the expiry date for such Product.

9.5	KSB shall also be liable to RANBAXY for late delivery of Product or failure to fulfil a Purchase Order in part or in full as per following terms:

a.	10% of value of the Purchase Order for delay over two weeks from the stipulated date of supply.

b.	15% of value of the Purchase Order for delay over five weeks from the stipulated date of supply.

For the sake of clarity only one penalty rate will apply for any one order and will be applicable to the unfulfilled part of the order only.

10.	QUALITY OF PRODUCT

10.1	KSB warrants that upon delivery of each batch of Product (in accordance with Clause 9) such Product shall:

10.1.1	conform materially to the Product Specification;

10.1.2	have been manufactured in conformity with Good Manufacturing Practice;

have a shelf life remaining of at least 90% of the maximum shelf life for the Product. In any case, the maximum shelf life of the Product should not be less than 24 months; however where the shelf life is found to be less than 24 months, RANBAXY will have an option to accept the relevant consignment and the shorter shelf life shall in this case not be deemed to be a breach of the terms of this Agreement. It is recognised by RANBAXY that as of the Effective Date the shelf life of the Product has not been determined. If the Product subsequently is found to have a shelflife less than 24 months representatives of the parties will meet to discuss Product suitability for the Territory and to agree a lesser maximum shelflife of the Product than 24 months stipulated herein. If the parties are unable to resolve the issue it shall be referred to the chief executive officer of KSB and the Head – India Business Region at RANBAXY under Clause 24.1.

10.1.3	be packaged in accordance with the packaging specification provided by RANBAXY to KSB under Clause 6; and

10.1.4	be transferred to RANBAXY with good and merchantable title, free of any third party claims or encumbrances.

10.2	Any claims by RANBAXY for any breach of warranty under Clause 10.1 which is visible, must be made with full particulars in writing within 20 Business Days of delivery of the Product to RANBAXY, or in the case of hidden defects constituting a breach of warranty, within 10 Business Days after discovery.

10.3	KSB shall without charge according to RANBAXY’s reasonable instructions in respect of any quantity of Product delivered in breach of warranty, promptly replace such quantity of Product or credit the price paid by RANBAXY for such quantity of Product against the next invoice or send RANBAXY a credit note in respect thereof. RANBAXY shall at KSB’s request and cost, return to KSB or destroy any such Product supplied in breach of warranty and provide KSB with appropriate certification relating to destruction of such Product.

10.4	In the event that KSB disputes any claim by RANBAXY that any Product is in breach of warranty under Clause 10.1 and such dispute cannot be resolved amicably, a sample of the Product in dispute shall be submitted to an independent laboratory. Such independent laboratory, mutually selected by the parties, shall review and analyse such samples and the warranties given under Clause 10.1 and shall act as expert and not as arbitrator. If KSB and RANBAXY cannot agree on what laboratory to select they shall refer the matter to the President of the Pharmaceutical Society of Great Britain who shall nominate one. The decision of such independent laboratory shall in the absence of manifest error be final and binding upon the parties. The cost of the analysis shall be borne by the party whose analysis was in error

11.	PRICE

11.1	The price for supply of Product in the first Year of this Agreement shall be US$* per treatment course. A course of treatment shall comprise 2 units.

11.2	The Price shall be on the basis of delivery C&F, under Clause 9.3.

11.3	All payments for Product supplied by KSB shall be made in United States dollars against Document of Acceptance at 90 days from the date of delivery to RANBAXY at the designated port of destination.

11.4	The price shall be reviewed during the Term at the request of either Party in the event of:

11.4.1	any material change in the market conditions with respect to the Product in the Territory, due to which the sales price falls by more than 10%;

11.4.2	any material change in the cost of manufacture of the Product;

11.4.3	any material change in the Exchange Rate between US dollars and Indian rupees.

In the event that the commercial viability of the Product in the Territory is considered to be adversely affected by the then current price the parties will negotiate in good faith a new price such that the commercial viability of the Product is secured. If the representatives of the parties are unable to resolve any issue it shall be referred to the chief executive officer of KSB and the Head – India Business Region for RANBAXY under Clause 24.1.

12.	SUPPLY OF FREE PRODUCT

12.1	The KSB Group shall provide Product samples, free of cost, equivalent to and as required for treatment of 40 patients (two doses per patient) on grant of regulatory approvals in India and for ten patients thereafter every Year, till the fifth Year after date of Launch. RANBAXY shall have the option to avail the above mentioned 40 patient treatments samples for any studies required to obtain Marketing Authorisation in the Territory, should the need arise.

13.	PRODUCT RECALL AND ADVERSE REACTIONS

13.1	KSB agrees that if it receives any written communication from any regulatory authority, responsible for grant of marketing authorisations or approval in any country outside the Territory, which relates to the development, marketing, safety or efficacy of the Product and which may or may not have a material effect on any marketing authorisation or approval outside the Territory, KSB shall make all best efforts to provide such information to RANBAXY.

13.2	Each party shall use its Reasonable Commercial Efforts to obtain written medical confirmation and relevant details of all suspected or alleged Serious Adverse Reactions relating to the Product and shall maintain a written record of all such events occurring in its relevant territory.

13.3	RANBAXY shall provide notice to KSB so as to allow KSB sufficient time to comply with the ICH guidelines on reporting of Serious Adverse Events on the product.

13.4	KSB shall provide notice to RANBAXY so as to allow RANBAXY sufficient time to comply with the ICH guidelines on reporting of Serious Adverse Events on the product.

13.5

In the event that RANBAXY is required by the Regulatory Authority or otherwise by reason of any defect in the Product to effect a recall of Product supplied in the Territory, KSB shall provide to RANBAXY such assistance as may reasonably be required in connection with such recall in the Territory. In the event that such recall is required by reason of any breach by KSB in respect of any batch of Product of the warranties given under Clause 10.1 (subject to performance by RANBAXY of its obligations under Clauses 10.2 and 10.3 and such breach was not reasonably discoverable by RANBAXY before despatch), KSB shall bear the cost of such recall. If such recall is required by reason of the failure by RANBAXY to comply with its obligations under the Marketing

Authorisation, RANBAXY shall bear the cost of such recall. In all other events the cost of such recall shall be borne equally by the parties.

14.	REPRESENTATIONS AND WARRANTIES

14.1	RANBAXY hereby represents and warrants to KSB and to KSA as at the date hereof as follows:

14.1.1	RANBAXY is a company duly organized, validly existing and in good standing under the laws of India; and

14.1.2	RANBAXY has full power, authority and legal right to execute and deliver this Agreement and to perform its obligations hereunder;

14.1.3	The execution and delivery of this Agreement by RANBAXY has been duly authorized by all necessary actions of RANBAXY; and

14.1.4	The execution, delivery and performance of this Agreement do not and will not violate any provision of any indenture, agreement or other instrument or document to which RANBAXY is a party or by which any of its assets or properties is bound or affected or be in conflict with or result in a breach of or constitute a default under any such indenture, agreement, instrument or document; and

14.1.5	Other than the Marketing Authorisation, no consent or authorization of, filing with, notice to or other act by or in request of, any governmental authority or any other person, in the Territory, is required in connection with the execution, delivery, performance, validity or enforceability of this Agreement.

14.2	KSB hereby represents and warrants to RANBAXY as at the date hereof as follows:

14.2.1	KSB is a corporation duly organized and in good standing under the laws of England;

14.2.2	KSB has the full power and legal right to execute and deliver this Agreement, grant the rights granted to RANBAXY hereby by KSB and perform KSB’s obligations hereunder.

14.2.3	The execution and delivery of this Agreement by KSB has been duly authorised by all necessary actions on the part of KSB;

14.2.4	The execution, delivery and performance of this Agreement do not and will not violate any provision of any indenture, agreement or other instrument or document to which KSB is a party or by which any of its assets or properties is bound or affected or be in conflict with or result in a breach of or constitute a default under any such indenture, agreement, instrument or document.

14.2.5	There is no action or proceeding nor, so far as KSB is aware (having made no investigation and without any obligation to do so) any threat of an action or proceeding that would materially and adversely affect the rights granted to RANBAXY herein in respect of the Product in the Territory;

14.3	In respect of the supply of each batch Product under Clause 9 KSB warrants as set out in Clause 10.1.

4.3	KSA hereby represents and warrants to RANBAXY as at the date hereof as follows:

14.3.1	KSA hereby represents and warrants to Ranbaxy as at the date hereof that it has the full power and legal right to execute and deliver this Agreement and has been duly authorized by all necessary actions on the part of KSA to perform its obligations hereunder.

14.3.2	There is no action or proceeding nor, so far as KSA is aware (having made no investigation and without any obligation to do so) any threat of an action or proceeding that would materially and adversely affect the rights granted to RANBAXY herein in respect of the Product in the Territory;

14.4	Each party acknowledges that in entering into this agreement it does not do so on the basis of and does not rely on any representation or warranty or other provision (except as expressly provided in Clauses 14.1, 14.2 and 10.1) and all conditions, warranties or other terms implied by statute or common law are hereby excluded to the fullest extent permitted by law.

14.5	Neither KSB or RANBAXY shall be liable to the other for special, indirect, incidental or consequential damages, whether in contract, warranty, negligence, tort, strict liability or otherwise, arising out of the manufacture, use or sale of the product by the other party.

15.	INDEMNITY

15.1	The KSB Group shall indemnify RANBAXY against all claims, losses, costs and damages (“Losses”) by a third party, to the extent that such Losses are directly and exclusively attributable to:

15.1.1	any breach by KSB of the warranties contained in Clause 14.2 or by KSA of the warranty contained in Clause 14.3 or

15.1.2	the supply by the KSB Group of Product in breach of the warranties contained in Clause 10.1 (subject to compliance by RANBAXY of its obligations under Clauses 10.2 and 10.3).

15.2	RANBAXY shall indemnify KSB and KSA against all Losses by a third party to the extent that such claims are attributable to RANBAXY in relation to storage, sale, distribution and marketing of Product in the Territory, save only to the extent of any claim against KSB or KSA as the case may be under Clause 15.1.

15.3	KSB shall indemnify RANBAXY against all Losses suffered by RANBAXY as a result of any action in relation to infringement of any Intellectual Property right made by any third party arising out of or in relation to carrying out sale, marketing and distribution of the Product in the Territory by RANBAXY.

16.	INSURANCE

16.1	Both parties will at all times following the date of Launch maintain product liability insurance in a minimum amount of US$ 10 million in respect of any claims which may be brought against RANBAXY or the KSB Group in relation to the sale of the Product in the Territory. Each party will supply the other with details of such policy and confirmation of its terms and continuation on request.

17.	CONFIDENTIAL INFORMATION

17.1	In the course of performance of this Agreement a party may disclose, to the other confidential information belonging to such party (“Confidential Information”). All such Confidential Information of a party shall be maintained in confidence by the other and shall not be used by the other party for any purpose except as expressly authorised under this Agreement.

17.2	The obligation of confidentiality contained in this Clause 17 does not apply to any part of any Confidential Information of a disclosing party that the receiving party can show by documentary evidence:

17.2.1	was in the possession of the receiving party, without any restriction on use or disclosure, prior to receipt from the disclosing party;

17.2.2	was at the time of disclosure in the public domain in the Territory by public use, publication or general knowledge;

17.2.3	becomes general or public knowledge in the Territory through no fault of the receiving party following disclosure hereunder;

17.2.4	was properly obtained by the receiving party from a third party not under a confidentiality obligation to the disclosing party;

17.2.5	was independently developed by or on behalf of the receiving party without the assistance of the Confidential Information of the disclosing party.

17.3	In the event that the receiving party is required to disclose any Confidential Information of the disclosing party by order of any court or governmental authority, the receiving party shall give the disclosing party prior notice of any such disclosure so as to afford the disclosing party a reasonable opportunity to seek, at the expense of the disclosing party, such protective orders or other relief as may be available in the circumstances and the receiving party shall limit any such disclosure to what is absolutely necessary and use Reasonable Commercial Efforts to retain the confidential nature of any such Confidential Information required to be disclosed.

17.4	Notwithstanding Clause 17.1, during the Term, either Party may disclose Confidential Information of the other Party to such of its directors, employees or consultants (the ‘Confidants’) as need to know the same for the performance by such party of its obligations hereunder; provided that each party shall prior to disclosure by it to any Confidant:

17.4.1	Inform in writing any such Confidant as to the confidential nature of the Confidential Information;

17.4.2	direct any such Confidant by written communication to treat and hold the Confidential Information as secret and confidential; and

17.4.3	ensure that employment contracts or consultancy contracts between such party and Confidants all include a confidentiality covenant providing that the Confidant shall not disclose Confidential Information to any Person other than expressly permitted by such party and shall thereafter take all such action as may reasonably be required to enforce such confidentiality obligation against such Confident to preserve the confidentiality of any such Confidential Information disclosed by it to such Confident.

17.5	Neither party shall, during the Term, disclose the existence of this Agreement or any terms of this Agreement to any third party without the prior, written consent of the other party (which consent shall not be unreasonably withheld or delayed), except for such disclosure as may be reasonably necessary to either party’s bankers, investors, attorneys or other professional advisors, or in connection with a merger or acquisition, or as may be required by law in the offering of securities or in securities or regulatory filings or otherwise.

18.	TRADE MARKS AND INTELLECTUAL PROPERTY RIGHTS

18.1	KSB will affix a trademark nominated by RANBAXY to the Product according to the direction and specification provided by RANBAXY from time to time. KSB shall not claim any rights whatsoever, in or to any trademark affixed on the Product at the request of RANBAXY.

18.2	RANBAXY undertakes that it shall not use on the Product any trademark or trade name owned by the KSB Group or used by KSB in connection with the Product, or any trademark or trade name confusingly similar thereto, without the prior consent in writing of KSB.

18.3

RANBAXY acknowledges and undertakes that all Intellectual Property rights and goodwill in respect of the product are and shall remain vested in KSB at all times. RANBAXY shall use the Intellectual Property and Clinical Data only for the purpose of, and only to the extent required in connection with the Marketing Authorisation or any applicable law or regulation with regard to the Product in the Territory. Without limiting the generality of the foregoing RANBAXY acknowledges and undertakes that it shall not:

18.3.1	save as expressly provided in this Agreement, have any rights or interests in any Intellectual Property;

18.3.2	save as expressly provided in this Agreement, use any Intellectual Property;

18.3.3	attempt to obtain title to or assert any rights in any Intellectual Property;

18.4	RANBAXY shall have only a limited right to use the corporate name of KSB on the packaging of the product, as may reasonably be required to identify the manufacturer of the Product and shall not use any name, or logo of KSB in any other manner whatsoever.

18.5	RANBAXY shall promptly notify KSB if, at any time during the Term, RANBAXY shall become aware that any Person is infringing or using unlawfully the KSB IP relating to the product in the Territory. The parties shall cooperate with and render all assistance to each other in the event that KSB shall decide to take action with respect to the infringement or unlawful use of any KSB IP in the Territory.

18.7	On termination of the agreement, KSB shall have right of first refusal to purchase the trademark of RANBAXY applicable on the product at a price that is equivalent to fair market value. KSB within 90 days after the termination of the agreement shall send a notice to RANBAXY exercising its right of first refusal for purchase of the trademark and thereupon RANBAXY shall offer a price to KSB within 30 days thereafter. In the event, parties are unable to decide the valuation or the terms of the purchase, the parties shall resort to the procedure contained in Clause 3.5 by referring the matter to the Steering Committee to make a decision thereon and if not resolved to Chief Executive Officer of KSB and Head – India Business Region for RANBAXY If agreement is still not reached, KSB need not purchase the trade mark.

19.	FORCE MAJEURE

19.1	In the event that either party (the “Affected Party”) hereto is prevented from carrying out its obligations under this Agreement (other than an obligation for the payment of money) by events beyond its reasonable control, the Affected Party’s performance of its obligations hereunder shall be excused during the period of such event(s) and for a reasonable period of recovery thereafter, and the time for performance of such obligations shall be automatically extended for a period of time equal to the duration of such event(s) Provided that if such Force Majeure circumstance shall prevent the proper performance by such party of its obligations hereunder for a period exceeding six months the other party may terminate this Agreement under clause 21.2.

20.	RIGHT OF FIRST REFUSAL

20.1	RANBAXY shall have a right of first refusal in respect of the marketing and distribution of the Product in each of the Additional Territories. Such right may be exercised in RANBAXY’s sole discretion by service of notice in writing to KSB within a period of six months after the date hereof. Upon service of any such notice, the parties will negotiate in good faith an agreement in respect of such Additional Territories substantially in the form of this Agreement (including as to payment terms).

20.2	RANBAXY shall have the right of first refusal in respect of the use of the Product for any New Indications. KSB shall notify RANBAXY in writing with details of any such New Indication and shall provide to RANBAXY with such notice such Knowhow and KSB Clinical Data relating to the New Indication as may be available to it. RANBAXY may exercise such right of first refusal by service of notice within a period of six months of the date of notice from KSB under this Clause 20.2. Upon service of any such notice, the parties will negotiate in good faith such amendment to this agreement in respect of such New Indication as may reasonably be required, including amendment to the sums payable under Clause 4.1.1 Provided that in the event that RANBAXY shall exercise such right in respect of the First N w Indication the sum payable under Clause 4.1.1 shall be increased by US Dollars * in respect of the First New Indication, which sum shall be offset against payment of Royalties upon the terms of Clause 4.2.

20.3	In the event that notwithstanding such good faith negotiations RANBAXY and KSB are unable to agree on the terms of such agreement under Clause 20.1 or the terms of any such amendment under Clause 20.2 within 30 days of the exercise by RANBAXY of its right of first refusal under clause 20.1. KSB shall have the right to negotiate and enter into agreements for such Additional Territories and New Indications with third parties. KSB shall not thereafter enter into an Agreement with a third party granting such third party rights in the Product for such Additional Territories or in respect of such New Indications upon terms more favourable to such party than offered to RANBAXY.

21.	TERM AND TERMINATION

21.1	This Agreement shall commence on the date hereof and shall continue for the Initial Term, subject only to termination under Clauses 21.2 and 21.3. This Agreement shall be automatically renewed for an additional three year period upon the expiry of the Initial Term, unless either Party shall serve 12 (twelve) months written notice to the other Party, prior to the expiry of the Initial Term, of its decision not to effect renewal upon the expiry of the Initial Term.

21.2	This Agreement may be terminated at any time by RANBAXY by service of 30 days notice in writing on KSB in the event that;

21.2.1	RANBAXY reasonably considers that a Marketing Authorisation for the Product cannot be obtained in the Territory or, at any time after the Marketing Authorisation is granted, it is withdrawn or revoked by the Regulatory Authority;

21.2.2	By reason of any Serious Adverse Reaction KSB ceases manufacture and marketing of the Product in any country outside the Territory;

21.2.3	at any time during the period of twelve months after the date hereof, RANBAXY reasonably considers that any third party Intellectual Property rights in the Territory will prevent its exploitation of the rights granted in respect of the Product under this Agreement;

21.2.4	any dispute or litigation with regard to the KSB IP is initiated in the Territory which results in the prevention of storage, promotion, sale or distribution of the Product by RANBAXY; or

21.2.5	notwithstanding the performance by RANBAXY of its obligations hereunder, no Marketing Authorisation is granted for the Product within 24 months of the date of submission of the Dossier with the regulatory authorities.

21.3	This Agreement may be terminated by KSB if RANBAXY does not place firm orders with KSB within three (3) months after the grant of Marketing Authorisations.

21.4	This Agreement may be terminated forthwith at any time by either party (“the Terminating Party”) on written notice served on the other party (“the Defaulting Party”) if:

21.4.1	the Defaulting Party is in breach of any of its obligations hereunder and, in the case of a breach capable of remedy, it shall not have been remedied by the Defaulting Party within 30 (thirty) days of written notice served by the Terminating Party specifying the breach and requiring its remedy; or

21.4.2	an encumbrancer takes possession or a receiver is appointed over the whole or any part of the assets of the Defaulting Party; or

21.4.3	the Defaulting Party makes any voluntary arrangement with its creditors, or has a petition for an administration order presented against it; or

21.4.4	the Defaulting Party goes into liquidation (otherwise than in furtherance of a scheme for amalgamation or reconstruction); or

21.4.5	anything analogous to any of sub-clauses 21.2.2, 21.2.3 and 21.2.4 under the law of any relevant jurisdiction occurs in relation to the Defaulting Party; or

21.4.6	the Defaulting Party ceases, or threatens to cease to carry on business;

21.4.7	without prejudice to the rights of RANBAXY under Clause 21.2.4 if the Defaulting Party by reason of Force Majeure circumstances is prevented from the performance of its obligations hereunder for a period exceeding six months.

21.4.8	KSB is unable to supply 80% of the ordered quantity of the Product for a continued period of 180 days;

21.5	Termination of this Agreement for any reason shall be without prejudice to any other right or remedy of either party accrued prior to such termination.

22.	CONSEQUENCES OF TERMINATION

22.1	If the Product is not launched in the Territory due to breach on the part of KSB or nonsupply of the Product within the stipulated time, RANBAXY shall be entitled to claim damages by way of legal recourse. In the event of termination by RANBAXY under Clause 21.2.4, Clause 21.4.1, after Launch, KSB shall pay to RANBAXY as liquidated damages a sum equal to the aggregate Net Sales for a Year multiplied by 4, such aggregate Net Sales to be calculated as the average of the Net Sales for the final Year preceding the date of notice of Termination.

22.2	On termination of this Agreement for any reason:

22.2.1	RANBAXY shall cease to market, sell or distribute the Product provided that KSB shall for a period of six months from the date of service of notice of termination complete supplies of Product already ordered by RANBAXY pursuant to binding Purchase Orders in force at the date of termination (subject to payment to KSB thereof in accordance with Clause 11). Upon termination of the agreement, RANBAXY shall liquidate any Product in its possession and destroy any remaining product, which RANBAXY cannot liquidate, according to KSB’s instructions and shall provide KSB with appropriate certification relating to destruction of the Product; and

22.2.2	RANBAXY shall assist KSB as may reasonably be required in the transfer / reregistration of the Marketing Authorisation for the Product in the Territory. The provisions of Clauses 13, 14, 15, 16, 17, 18, 23, 24, 25 and 26 shall survive termination of this Agreement, each in accordance with their terms.

23.	NOTICES

23.1	All notices given under this Agreement shall be in writing and shall be sent by hand, or sent by first class pre-paid air mail post or by facsimile to the other party at the address set out below and if so addressed shall be deemed to have been duly given as follows:

(a)	if sent by post, on the fifth Business Day after the date of posting;

(b)	if sent by facsimile, upon receipt by the sender of a transmission report (or other appropriate evidence) confirming that the facsimile has been transmitted to the addressee, unless such delivery occurs on a day which is not a Business Day in the country of receipt or after 4 p.m. on a Business Day, in which case it will be deemed to have been given or made at 9 a.m. on the next Business Day.

23.2	Any such notice shall be sent to the address of each party as set out below or such other address as may from time to time be notified in writing by that party to the other:

KS BIOMEDIX

Ground Floor

1 Occam Court

Surrey Research Park

Guildford

Surrey

GU2 7YQ

Facsimile: +44 1483 307501

Attention : Dr Steven Powell - CEO

RANBAXY Laboratories Limited

19 Nehru Place

New Delhi 110 019, India

Facsimile: +91 11 6002087

Attention: Director - Global Licensing & Business Development

24.	DISPUTE RESOLUTION

24.1	Within seven Business Days of either party becoming aware of any dispute relating in any manner to this Agreement or the terms hereof it shall prepare and submit to the Chief Executive Officer or such other senior manager as may be nominated from time to time for such purpose (“CEOs”) of each of the parties a memorandum or statement setting out its position in respect of the matter in dispute and its reasons for adopting that position. The other party shall within seven Business Days of receipt of the memorandum or statement prepare and submit to the other party a memorandum or statement setting out like particulars on its own behalf and the CEOs shall consider the dispute in the light of those statements.

24.2	If the CEOs agree upon the resolution of the dispute they shall issue a joint statement setting out the agreed terms and shall exercise and powers available to them to procure that the agreed terms are fully and promptly carried into effect.

24.3	If the dispute is not resolved or disposed of in accordance with this Clause 24, within 30 days of compliance with the terms of Clause 24.1, or if either party shall fail to comply with the terms of Clause 24.2, either party may proceed by notice in writing request mediation in accordance with the provisions of Clause 24.4.

24.4

If either party by notice in writing under Clause 24.3 invokes mediation, the CEOs shall agree upon a mediator who shall be a national of a member state of the EU, shall be fluent in the English language and shall have appropriate knowledge and experience of the pharmaceutical industry. Each party shall propose a list of up to five names within 10 Business Days of the date of the written notice invoking mediation. Each such name proposed shall be of an independent third party with appropriate experience and expertise. If any of the names are the same the parties shall agree upon a mediator from the names they have jointly proposed. If none of the names are the same the party who initiates mediation shall select a mediator from the list provided by the noninitiating party. All lists of mediators shall include a full resumé for each mediator named on the list. The parties shall complete the process of selecting a mediator within 15 Business Days of the date of the written notice invoking mediation. If the dispute in question is not resolved by mediation within 30 days of mediation beginning, the provisions of Clause 26 shall apply.

25.	GENERAL

25.1	Failure or delay by any party in exercising any right or remedy under this Agreement will not in any circumstances operate as a waiver of it, nor will any single or partial exercise of any right or remedy in any circumstances preclude any other or further exercise of it or the exercise of any other right or remedy.

25.2	Any waiver of any breach of, or any default under, any of the terms of this Agreement will not be deemed a waiver of any subsequent breach or default and will in no way affect the other terms of this Agreement.

25.3	Neither party is authorised to act as the agent or partner of the other for any purpose whatsoever and neither party shall on behalf of the other enter into, or make, or purport to enter into or make or represent that it has any authority to enter into or make any representation or warranty. Nothing in this Agreement shall create or be deemed to create a partnership, agency or joint venture between the parties.

25.4	This Agreement contains the entire agreement between the parties and supersedes all previous agreements and understandings between parties. This Agreement can only be amended, supplemented or changed in writing signed by both parties.

25.5	Should any one or more of the provisions of the Agreement be determined to be illegal or unenforceable as to one or more parties, all of the other provisions shall remain effective and binding on the parties hereto and such provisions shall be deemed severed from this agreement. In such circumstances the parties shall endeavour to agree a replacement provision to reflect the intent of the parties and to replace any such illegal or unenforceable provisions.

25.6	The rights and remedies expressly provided for by this Agreement will not exclude any rights or remedies provided by law or equity.

25.7

The terms and provisions hereof shall inure to the benefit of, and be binding upon, KSB, RANBAXY and their respective successors, including successor entities resulting from corporate reorganisation Provided That neither party may, (other than to an Affiliate) without the prior written consent of the other party assign or otherwise transfer any of its rights and interests, or delegate any of its obligations hereunder. Notwithstanding any such assignment, transfer or delegation to an Affiliate, the assignor party shall remain liable for the obligations of such party under the terms of this Agreement and acknowledges that in the event that the assignor shall cease to be an Affiliate of such party, the rights so assigned, transferred or delegated, shall vest back in the assignee or another Affiliate. This agreement shall be binding upon and shall inure to the benefit of the parties and their successor.

25.8	This Agreement may be executed in any number of counterparts, and by the parties on separate counterparts, each of which so executed and delivered will be an original, but all the counterparts will together constitute one and the same agreement.

25.9	Each of the parties shall bear its own cost and expenses incidental to the preparation, negotiation and execution of this Agreement.

25.10	A person who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of a third party which exists or is available apart from that Act.

26.	GOVERNING LAW

26.1	This Agreement shall be governed by and construed in accordance with the laws of England.

26.2	Any dispute or other claim arising out of or in connection with this Agreement shall be submitted for resolution by binding arbitration in London, England under the Commercial Rules of Arbitration of the International Chamber of Commerce (“ICC”) before a single independent arbitrator with relevant business, financial, scientific or other experience based on the subject matter of the dispute. All costs incurred in the arbitration shall be borne as directed by the arbitrator. Judgment on the award rendered by the arbitrator shall in the absence of manifest error or failure of the arbitrator to conduct the arbitration in accordance with said ICC Commercial Rules be binding on the Parties with no right of appeal to any court and such judgement may be entered by either Party in any court having jurisdiction thereof.

Nothing in this agreement, save and except Clause 19 shall be construed to limit or preclude a Party from bringing an action in any court of competent jurisdiction for injunctive or other equitable relief as may reasonably be appropriate to protect the Intellectual Property of such Party.

As WITNESS whereof this Agreement has been duly entered in to the day and year first before written

/s/	/s/
SIGNED by Duly authorised for and on behalf of K S BIOMEDIX LIMITED	SIGNED by Duly authorised for and on behalf of K S AVICENNA INC.

/s/
SIGNED by Duly authorised for and on behalf of RANBAXY LABORATORIES LIMITED